Computation of Ratios of Earnings to Fixed Charges

				Exhibit 12

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in millions, except ratios)	2016	2015	2016	2015
Earnings:
Pre-tax income(a):	$2,725	$2,188	$2,771	$5,617
Add - Fixed charges	420	469	818	914
Adjusted Pre-tax income	$3,145	$2,657	$3,589	$6,531
Fixed charges:
Interest expense	$310	$306	$606	$619
Portion of rent expense representing interest	36	44	55	89
Interest credited to policy and contract holders	74	119	157	206
Total fixed charges	$420	$469	$818	$914
Total fixed charges, excluding interest credited to
policy and contract holders	$346	$350	$661	$708
Ratio of earnings to fixed charges	7.49	5.67	4.39	7.15
Ratio of earnings to fixed charges, excluding interest
credited to policy and contract holders(b)	9.09	7.59	5.43	9.22

(a) From continuing operations, excluding undistributed earnings (loss) from equity method investments and capitalized interest.

(b) The Ratio of earnings to fixed charges, excluding interest credited to policy and contract holders, removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contract holders. Such interest expenses are also removed from earnings used in this calculation. GICs and GIAs are entered into by our subsidiaries. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or contract, with the intent of earning a profit from the spread.